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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 67897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 101
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracey Crespo 732-842-4920
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Account not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the equipment that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Tracey Crespo _____, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of _____ Millington Securities, Inc. _____, as of ____ December 31 ____, 20_18_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Controller
Title

_____
Notary Public

PAULETTE G. SARLO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 50018968
My Commission Expires 7/8/2020

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Report of independent registered public accounting firm regarding rule 15c3-3 exemption report.
- ☐ (p) Statement of exemption from rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MILLINGTON SECURITIES, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Millington Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Millington Securities, Inc. (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Withum Smith + Brown, PC

Withum Smith+Brown, PC

We have served as the Company's auditor since 2014.
New York, New York
February 22, 2019

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2018

ASSETS

Cash	$ 4,928,922
Receivable from clearing broker, including clearing deposit of $100,000	104,698
Receivable from other broker-dealers	262,128
Management fee receivable	27,402
Office equipment, net of accumulated depreciation of $41,567	104
Other assets	31,747
TOTAL ASSETS	$ 5,355,001

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to related party	$ 88,723
Accounts payable and accrued expenses	234,018
Total Liabilities	322,741

Stockholder's Equity

Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	989,007
Retained earnings	4,042,253
Total Stockholder's Equity	5,032,260
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 5,355,001

2

See accompanying notes to statement of financial condition.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business
Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading Company, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is authorized to act as an introducing broker/dealer in the purchase and sale of securities. The Company amended its membership agreement with the Financial Industry Regulatory Authority ("FINRA") for a change in more than 25% ownership and the modification of business lines to include equity securities transactions and investment advisory services, which was approved by FINRA on April 14, 2014. The Company further amended its membership agreement with FINRA to increase the number of associated persons and to modify its business lines to include U.S. government securities and options as well as mortgage and asset-backed products, which was approved by FINRA on August 5, 2015.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also an SEC registered investment adviser under the Investment Advisers Act of 1940.

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash
At times, cash may exceed the current insured amount under the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from clearing broker
The Company clears customer transactions through another broker-dealer on a fully disclosed basis. As of December 31, 2018, the receivable from clearing broker of $104,698 included the clearing deposit of $100,000.

Receivable for management fees
The Company carries its receivable for management fees at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2018, no allowance for doubtful accounts was necessary.

1/1/18 Opening Receivable Balance	12/31/18 Closing Balance
$34,208	$27,402

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

Receivable from other broker-dealers
The Company carries its receivable from other broker-dealers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2018, no allowance for doubtful accounts was necessary.

1/1/18 Opening Receivable Balances	12/31/18 Closing Balances
$252,336	$262,128

Office equipment, net
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Office furniture	3 years	Straight-line

Revenue Recognition
Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the new standard using the modified retrospective method and determined that it did not have a material impact on the operating results of the Company.

Management and supervisory fee revenues
While acting as advisor to a series of affiliated exchange traded funds, the Company earns management fees for services rendered to assist WBI Investments, Inc. ("WBI"), a related party under common control, in fulfilling their duties as a sub-advisor. The Company also earns supervisory fees for services it performs to provide compliance oversight and to register certain WBI employees with FINRA who are involved with the promotion of those affiliated exchange traded funds. Management revenues are received monthly, in arrears. Fees are earned based on a percentage of the average daily net assets of each of the funds noted pursuant to a signed agreement. The Company's performance obligations are satisfied over time, through assisting with the sub-advisor duties. As the amounts are variable, there is uncertainty dependent on the value of the fund shares at

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business and summary of significant accounting policies (continued)

future points in time as well as the length of time money may be in any given funds, both of which are highly susceptible to factors outside of the Company's influence. Therefore, the Company does not believe that it can overcome this constraint until the market value of the fund is known, which is usually monthly. A portion of the management fees recognized in the current period are related to performance obligations that have been satisfied in the prior period. Supervisory fees are received annually for registered representatives that are registered with the Company. Supervisory fees are recognized at the point in time WBI employees are registered with FINRA, at which point the Company has met the performance obligation. See Note 5 for more information.

Revenue from securities transactions
Revenue from securities transactions primarily represent payment for order flow which is compensation paid to one broker-dealer from another broker-dealer for providing liquidity to a market center such as a market-maker, registered securities exchange or electronic communications network. Revenue from securities transactions also includes any commissions paid to the Company by clients of its broker-dealer. Each time a customer enters into either an order flow, or a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Marketing and advertising expenses
Costs related to general advertising and promotions are expensed as incurred. General advertising and promotion costs, which primarily relate to the distribution of affiliated exchange traded funds, were $129,223 for the year ended December 31, 2018.

Income Taxes
The Company elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal, state or local income taxes since the income or loss of the Company is allocated to the individual shareholder for inclusion in their income tax return.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2015. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Off-balance sheet risk
Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

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2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2018, the Company's net capital was approximately $4.7 million, which was approximately $4.6 million in excess of its minimum requirement of $100,000.

3. Concentrations

For the year ended December 31, 2018, approximately 76% of revenue was received from three brokers. Approximately 82% of receivables from other broker-dealers in the statement of financial condition was related to these brokers as of December 31, 2018.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company and WBI have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by WBI are allocated to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. In addition, the Company allocated expenses to WBI for personnel, fees related to the registration of certain WBI employees, third party ETF data and other services. The total amount incurred by WBI for the year ended December 31, 2018 and allocated to the Company under this agreement was $722,953. The total amount allocated to WBI for the year ended December 31, 2018 by the Company under this agreement was $269,751. A total of $524,105 was paid to WBI for the year ended December 31, 2018. As of December 31, 2018, the Company had a payable of $88,723, in the statement of financial condition, for amounts due to WBI under the Expense Sharing Agreement.

The Company is the advisor to Absolute Shares Trust (the "Trust"). WBI has entered into a sub-advisory agreement with the Company in order to render portfolio management services with respect to assets held by certain series of the Trust. In 2014, the Company entered into a management agreement (the "Management Agreement") with WBI to assist in fulfilling WBI's duties as sub-advisor to the Trust. During the year ended December 31, 2018, the Company earned $372,105 under the Management Agreement, of which $27,402 was reported in management fee receivable in the statement of financial condition as of December 31, 2018.

The Company also earns supervisory fees for services it performs to supervise and register WBI employees with FINRA who are involved with the promotion of funds issued by the Trust. During the year ended December 31, 2018, the Company earned $32,500 in supervisory fees. As of December 31, 2018, there were no amounts receivable from WBI related to supervisory fees.